

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Michael Balkin
Chief Executive Officer
Foresight Acquisition Corp.
233 N. Michigan Avenue
Suite 1410
Chicago, IL 60601

   Re: Foresight Acquisition Corp.
    Draft Registration Statement on Form S-1
    Submitted November 19, 2020
    CIK 0001832511

Dear Mr. Balkin:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Principal Stockholders , page 139

1. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by FA Co-Investment LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

General

2. As it appears that Cowen and Company, LLC may be affiliated with the company through FA Co-Investment LLC, please tell us whether it intends to make a market in any of your securities. If so, please amend the filing to register the market-making activities of Cowen

and Company, LLC, including the footnote to the fee table and alternate pages for the market-making prospectus.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon, Esq.